Exhibit (a)(5)(B)
Substantial Issuer Bid
Employee Q&A
Any information in this Employee Q&A is subject to the information contained in the Offer to Purchase, the Circular and the Letter of Transmittal. Therefore, we urge you to carefully read the Offer to Purchase, the Circular and the Letter of Transmittal in their entirety prior to making any decision regarding whether or not to tender your Shares or the price at which you may choose to tender Shares to the Offer.
General
1. What is the MDS Substantial Issuer Bid?
A Substantial Issuer Bid (“SIB”) is a process that allows MDS to buy back its shares from shareholders. The MDS SIB is being conducted on a modified “Dutch Auction”. In a modified “Dutch Auction”, a company offers to repurchase a specific number of shares within a set price range up to a pre-determined dollar amount, and shareholders are invited to tender shares during the offer period. Shareholders specify the lowest price within the range that they are willing to accept or can also indicate they are willing to accept the purchase price no matter where it ends up in the set price range.
At the end of the offer period, MDS will collect offers from shareholders and select the lowest tendered price that allows it to buy the maximum number of shares up to a pre-determined dollar amount. This price becomes the purchase price, and all shares that are tendered at prices equal to or less than the purchase price will be purchased by the company. Once the purchase price is determined, if the total value of the shares tendered exceeds the pre-determined dollar amount, then shareholders will receive a pro-rata allocation, subject to preferential treatment of holders of odd lots of less than 100 shares (“odd lot holders”) .
2. Why has MDS announced a Substantial Issuer Bid?
On September 2, 2009, MDS announced an overall repositioning of the Company which included the sale of MDS Analytical Technologies. The Company also announced that, following the close of the sale, a portion of the proceeds would be returned to shareholders through a SIB.
3. I hold MDS shares. What does this mean to me?
For employees who hold MDS shares within a MDS sponsored employee plan (ESOP, DPSP, GRSP, 401(k)), they have an opportunity to tender shares pursuant to the SIB.

Employees who hold MDS shares outside of a MDS sponsored employee plan will also be able to participate. Separate information packages will be delivered to you. Please read through the package carefully as a separate process will apply.
Shares Held in Employee Plans
4. I hold MDS shares in a MDS sponsored employee plan. What information will I receive?
All employees who hold MDS shares in a MDS sponsored employee plan (ESOP, DPSP, GRSP, 401(k)) will receive a SIB information package at their home. The process to tender your shares will depend on which plan(s) you hold MDS shares in. Depending on your situation, you may receive two information packages.
•	The MDS ESOP, DPSP and GRSP plans are administered by Manulife Financial. You will receive information on the SIB and Special Transaction Forms for these plans at your home address. To tender your shares, you will need to complete and return the Special Transaction Form(s) as per the instructions included in the package. Note that you will receive one Special Transaction Form for each MDS employee plan (i.e. one for ESOP, one for DPSP, one for GRSP), even if you only participate in one or two plans.

•	The MDS 401(k) plan is administered by Fidelity Management Trust Company (“Fidelity”). You will receive information on the SIB and a Direction Form for this plan at your home address. To tender your shares, you will need to complete and return the Direction Form as per the instructions included in the package.
If you hold MDS shares that are not through a MDS sponsored employee plan, you will receive a separate information package. Be sure to read through the package carefully as a separate process will apply to any shares held outside a MDS sponsored employee plan.
5. I have decided to tender my MDS shares. What do I need to do?
•	If you hold MDS shares in the ESOP, DPSP or GRSP plan(s), you will need to complete and return the Special Transaction Form(s) as per the instructions included in the package sent to your home.

•	If you hold MDS shares in the 401(k) plan, you will need to complete and return the Direction Form as per the instructions included in the package sent to you by Fidelity.
6. Both the Special Transaction Forms and the Direction Form include two options for tendering shares — Auction Tender and Purchase Price Tender. What is the difference between these two?
Auction Tender: In this option, you will need to specify the lowest price within the set range (US$8.10 to US$9.30) that you are willing to sell your shares at. At the end of the offer period MDS will select the lowest tendered price that allows the Company to buy up to US$450 million worth of shares. This price will become the purchase price, and all shares that are tendered at prices equal to or less than the purchase price will be, subject to pro-ration, purchased by MDS. If you tendered your shares at a price above the purchase price, MDS will not buy back those shares, and there will be no change to your account.
Example — Auction Tender
Jane Smith decides to tender her 100 MDS shares. She decides on the Auction Tender option, and tenders her shares at US$8.50. At the end of the offer period, the purchase price determined by MDS is US$8.45. Since Jane tendered her shares at a price above the purchase price, none of her shares will be bought back by MDS.

If Jane would have tendered her shares at US$8.45 or below, her shares would have been bought by MDS, subject to a pro-rata allocation.
Purchase Price Tender: If you want to sell your shares without specifying a minimum price that you are willing to accept, then select this option. You will receive the purchase price determined by MDS pursuant to the provisions of the SIB. Once the purchase price is determined, if the total value of shares tendered exceeds US$450 million, then shareholders will receive a pro-rata allocation, subject to preferential treatment of odd lot holders.
Example — Purchase Price Tender
Jane Smith decides to tender her 100 MDS shares. She would be satisfied receiving any price within the set range for her shares, so she chooses the Purchase Price Tender. At the end of the offer period, MDS buys her shares for the purchase price, subject to a pro-rata allocation.
7. How does the pro-rata allocation work?
Once the purchase price is determined, if the total value of shares tendered exceeds US$450 million, then shareholders will receive a pro-rata allocation, subject to preferential treatment of odd lot holders.
Example of pro-rata allocation:
Jane Smith holds 100 MDS shares in the MDS GRSP plan. To participate in the SIB, Jane tenders these shares and chooses the Purchase Price Tender option (i.e. she is willing to sell her shares at the final purchase price as determined by MDS, regardless of what the final price is within the specified range).
A significant number of shares were tendered at prices equal to or less than the purchase price, resulting in a total value of shares tendered in excess of the pre-determined dollar amount of $450 million. Hence, the offer is pro-rated by MDS at 98%, meaning that MDS will take up and pay for 98% of the shares that were tendered at or below the purchase price. In this example, MDS will buy 98 (100 shares x 98%) of Jane’s shares.
8. Can I tender only a certain portion of my shares within each employee plan?
Yes. To do this, complete the “Percentage of Shares Tendered” section of the Special Transaction Form, or the “Percentages of Shares to be Tendered” section of the Direction Form, indicating the percentage of shares that you want to tender. If this section is not completed, it will be assumed that all shares held by the employee within the plan are being tendered.
9. Within each employee plan, can I tender part of my shares at different prices?
Yes. The instructions below vary depending on which employee plan your shares are held in.
•	If you are tendering shares held within the ESOP, DPSP and/or GRSP plan(s), your information package will include one separate Special Transaction Form for each employee plan. If you want to tender part of the shares held within a plan at different prices, you must use a separate Special Transaction Form for each price. You will need to go to the MYBenefits section of MYMDS to print additional Special Transaction Forms.

•	If you are tendering shares held within the 401(k) plan, you will receive a Direction Form that includes the option of tendering shares at different prices. Only one Direction Form is required for tendering shares at different prices.
10. Do normal blackout periods for corporate insiders apply for those wishing to participate in the SIB?
Yes, normal blackout periods apply. Please see the legal section of MYMDS for a calendar of blackout periods. (http://mymds.mdsinc.com/publish/legal_web/Insider_Calendar.pdf)
11. When does the SIB expire?
For employees who hold shares within a MDS sponsored employee plan, the deadline for completing and returning the forms will be 5 p.m. (Eastern Time) on March 22, 2010. This date has been set four business days prior to the expiry date for all other shareholders to allow additional administrative processing time for Manulife Financial and Fidelity.
Note that if you are tendering shares, the appropriate forms must be received by (not postmarked by) 5 p.m. (Eastern Time) on March 22, 2010. Instructions for returning the forms are included in your information package. Any forms received after 5 p.m. (Eastern Time) on March 22, 2010 will not be accepted.
In the event that the SIB is extended, all shareholders will be notified of the new expiry date.
12. I want to keep my MDS shares. Do I need to do anything?
No. When you receive the information package, simply do not complete or return any forms. Your shares will remain in your account(s).
13. If I keep my MDS shares, what will I be invested in?
You will continue to be invested in MDS. Following the completion of the sale of MDS Pharma Services Early Stage business, MDS will consist solely of MDS Nordion.
14. What does MDS recommend I do with my shares?
MDS has not made any recommendations to shareholders. If you need advice, please consult your financial advisor.
15. I have a title restriction. Will this impact my ability to participate in the SIB?
The title restriction only affects the ESOP plan. If you have any form of restriction on your account (e.g. personal bankruptcy, marriage breakdown, garnishment), it is recommended that you contact your plan administrator to discuss your personal situation before taking any action.
•	Manulife’s Customer Service Centre: 1-888-727-7766
Please do not contact the above number with other questions related to the SIB. All other questions should be sent to SIB2010@mdsinc.com.

Sale Proceeds
16. How will I receive any proceeds from selling my shares in the ESOP plan?
ESOP participants who live in Canada and sell shares through the SIB will receive a cheque, in Canadian dollars, at their home address.
ESOP participants who reside outside of Canada have two options:
•	If you have a U.S. bank account, complete the direct deposit form that was sent to you by MDS Global Benefits, and return it as per the instructions on the form. You will need to attach a void cheque. The direct deposit form is also available on the MYBenefits section of MYMDS.

•	If you do not have a U.S. bank account or do not complete and return the direct deposit form (or if you complete the direct deposit form incorrectly) a cheque in Canadian dollars will be sent to your home address.
17. What will happen to any proceeds from shares sold within my registered plans (DPSP, GRSP, 401(k))?
For Manulife Plan Members (DPSP, GRSP): Any proceeds from the sale of shares that are held within DPSP and GRSP plans will automatically be invested in the Manulife Canadian Money Market Fund. Once your proceeds have been received by Manulife, you can choose to transfer these funds to another investment by logging in to your Manulife account. Since these are registered plans, you will not be taxed on any proceeds, unless you withdraw the proceeds from the plan.
For Fidelity Plan Members 401(k): Any proceeds from the sale of shares that are held within the 401(k) plan will automatically be invested in the Fidelity Retirement Money Market Fund. Once your proceeds have been received by Fidelity, you can choose to transfer these funds to another investment by logging in to your Fidelity account. Since this is a registered plan, you will not be taxed on any proceeds, unless you withdraw the proceeds from the plan.
18. What are the tax implications of participating in the SIB?
Information on tax consequences can be found in Section 8 “Tax Consequences” of the Circular document that has been sent to your home address.
In general, any proceeds from selling MDS shares that are held within a registered plan (DPSP, GRSP, 401(k)) will not be subject to tax, unless you withdraw the proceeds from the plan. Any proceeds from selling MDS shares held in ESOP may be subject to tax, depending on a number of factors and your personal situation. Please seek advice from your tax advisor.
Fees
19. Is there a fee for tendering shares held within the ESOP plan?
Yes, Manulife will charge you a $25 transaction fee.

20. Will brokerage fees be applicable?
No, you will not be charged any brokerage fees.
21. Is there a fee for tendering shares that are held within a registered plan (DPSP, GRSP, 401(k))?
There are no fees for tendering shares that are held within a DPSP, GRSP or 401(k) plan.
Other
22. If I sell my shares held within the ESOP plan, can I continue to participate in ESOP?
Yes.
23. Can the SIB be extended, amended or terminated, and if so, under what circumstances?
Subject to applicable law, the offer can be extended, amended or terminated for any reason, at the discretion of MDS. Please refer to Section 7 “Extension and Variation of the Offer” of the Offer to Purchase document that was sent to your home address.
In the event that the SIB is extended, all shareholders will be notified of the new expiry date.
24. Will I be able to place buy or sell orders in the ESOP plan, or transfer my MDS shares between registered plans (DPSP, GRSP, 401(k)) during the SIB Offer period?
Manulife Plan Members (ESOP, DPSP, GRSP):
•	Manulife Blackout: The Manulife website will be unavailable beginning on March 22nd. Regardless of whether they hold MDS shares or not, users will not be able to perform any transactions or view their balances.

•	On March 26th, the blackout will be lifted for employees who did not tender any shares in the SIB.

•	On April 7th, the blackout will be lifted for employees who tendered shares in the SIB.
Fidelity Plan Members (401(k)):
•	If you have tendered MDS shares attributable to your individual account, all transactions involving your MDS stock in the account will be prohibited. Please read your letter from Fidelity for the timing of this freeze on such transactions.

•	The freeze on MDS stock transactions will be lifted once Fidelity receives the cash proceeds and executes the necessary exchanges within the individuals’ accounts. This freeze is expected to last approximately two weeks after the expiry of the SIB.
In the event that the SIB is extended, all shareholders will be notified of revised blackout dates.

25. I am an employee of MDS Pharma Services. What are the implications of the sale of MDS Pharma Services for my shares held in MDS sponsored employee plans?
MDS Pharma Services employees will continue to be eligible to participate in MDS sponsored employee plans until the sale transaction is completed. Once the sale of MDS Pharma Services has closed, you will no longer be an employee of MDS, and therefore you will no longer be eligible to participate in MDS sponsored employee plans. After your termination of employment with MDS, you will receive instructions from Manulife and/or Fidelity at your home address with specific instructions regarding your account(s) within MDS sponsored employee plans. For plans administered by Manulife, you will have up to 90 days to determine the future of your account(s). Specifically for the ESOP plan, you will be asked to arrange to have your shares sold, or you can choose to remain invested in MDS (which, after the sale of MDS Pharma Services is completed, will consist solely of MDS Nordion) and have your shares transferred to another financial institution, or you can have a share certificate issued. Note that you will need to wait until your final plan contribution from your last MDS pay cheque has been posted to your account before proceeding with any of the options.
26. Who can I contact with additional questions?
Please email your questions to SIB2010@mdsinc.com. Your questions will be forwarded to the appropriate representative to respond (i.e. CIBC Mellon Trust Company, Manulife Financial, Fidelity Management Trust Company, RBC Capital Markets, or an internal MDS resource).
27. I hold MDS shares within a MDS sponsored employee plan and I did not receive a SIB information package at my home address. Is there another way to get this information?
The package sent to home addresses included an Offer to Purchase and Circular document, and the forms that you will need to complete if you decide to tender your shares. These documents are available from the MYBenefits section of MYMDS. If you have any questions, please send them to SIB2010@mdsinc.com.